June 15, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Jennifer Angelini

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Sylvamo Corporation

Draft Registration Statement on Form 10

Submitted April 16, 2021

CIK No. 0001856485

Dear Ms. Angelini:

This letter sets forth the responses of Sylvamo Corporation (the “Registrant”) to the comments contained in your letter, dated May 13, 2021, relating to the Draft Registration Statement on Form 10, confidentially submitted by the Registrant on April 16, 2021 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is submitting confidentially today, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1. All references herein to page numbers correspond to the page numbers in Amendment No. 1.

Draft Registration Statement on Form 10

Business Segment Results, page 81

1.

We note you disclose Net Sales and Operating Profit (Loss) for each of your three operating segments; however, it is not clear to us how the amounts disclosed and discussed in the related narrative disclosures correlate to changes in the segment financial measures you present. Please revise your narrative disclosures to ensure you adequately quantify and discuss the factors that impacted the segment financial measures you present during each period.

J. Angelini	2	June 15, 2021

The Registrant has revised the narrative disclosure within “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Business Segment Results” on pages 93-95 to clarify the factors that impacted the segment financial measures presented for each of the three operating segments during the periods presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2019 Compared to 2018, page 81

2.

We note your discussion of net sales and income taxes for the periods. Please expand the discussion of your consolidated results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted other line items such as, but not limited to, selling and administrative expenses and distribution expenses, as applicable.

The Registrant has expanded the discussion of its combined results within “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—2019 Compared to 2018” on page 91 to provide a more comprehensive and quantified discussion and analysis of the factors that impacted line items with material year-over-year changes.

Registration Rights Agreements, page 84

3.

Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Please ensure any disclosures required by ASC 825-20-50-1 are provided.

The registration rights agreement will not contain any cash penalties, nor will any penalties result from delays by the Registrant in registering its common stock pursuant to the registration rights agreement. Accordingly, the Registrant believes that no disclosures are required by ASC 825-20-50-1.

Business—Our Raw Materials, page 110

4.

We note Sylvamo has long-term harvesting rights on 865,000 acres of government-owned forestland in Russia, that yield 2.3 million tons of wood fiber used as raw material in its mill. Please consider whether the nature and duration of these harvesting rights should be described in light of the requirements of Item 101(c)(1)(iii) and/or (iv) of Regulation S-K.

The Registrant has added disclosure regarding the nature and duration of the harvesting rights within “Business—Our Raw Materials—European paper mills” on page 120.

J. Angelini	3	June 15, 2021

Directors and Executive Officers, page 119

5.

We note that only one director is currently identified (Chairman Jean-Michel Ribiéras) and that the Company states, “We are in the process of identifying independent directors to serve on our board of directors at or following the time of the distribution.” Please advise as to the timeframe within which the Company intends to determine the size and composition of the Board of Directors. If the Information Statement will not be amended prior to effectiveness to include the requisite information for directors and nominees, please consider revising to indicate when the director nomination process will be completed and the means by such information will be provided to shareholders. In addition, please specify the period, if any, during which Mr. Ribiéras has served as a director of Sylvamo as required by Item 401(a) of Regulation S-K.

The Registrant is in the process of identifying additional directors to serve on the Registrant’s board of directors. The Registrant intends to determine the size and composition of the board of directors prior to effectiveness of the Registration Statement and plans to disclose the requisite information for directors and director nominees in a pre-effective amendment to the Registration Statement.

In addition, the Registrant has updated Mr. Ribiéras’ biography under “Management—Directors and Executive Officers” on page 129 to disclose that Mr. Ribiéras has served as a director of the Registrant since March 2021.

Executive Compensation, page 123

6.

We note the Company has not provided historical compensation information pursuant to Item 402(a) and Item 407(e)(4) of Regulation S-K. Please address the absence of this disclosure in light of the guidance contained in Regulation S-K Compliance and Disclosure Interpretation 217.01.

The Registrant does not believe that any historical compensation information is required to be reported for the individuals that are expected to become the Registrant’s named executive officers (“NEOs”) in light of the guidance contained in Regulation S-K Compliance and Disclosure Interpretation 217.01 (“Question 217.01”).

Under the analytical framework set forth in Question 217.01, the facts and circumstances are such that the separation of the Registrant should be treated like the initial public offering of a new “spun-off” registrant for purposes of Item 402 disclosure. Question 217.01 contemplates a facts and circumstances analysis focused on two primary factors: (1) whether the spun-off entity was a reporting company or separate division before the spin-off and (2) whether there exists continuity of management of the spun-off registrant. We address each factor below.

J. Angelini	4	June 15, 2021

Today, the operations of International Paper and its subsidiaries consist of three reportable segments: Industrial Packaging, Global Cellulose Fibers and Printing Papers. International Paper will continue to own and operate its Industrial Packaging and Global Cellulose Fibers businesses following the distribution. The Registrant, a newly formed subsidiary of International Paper, was formed to hold various International Paper assets relating to the Printing Papers segment of International Paper, along with certain coated paperboard and pulp businesses in North America, Brazil, France and Russia, some of which historically have been included in the Industrial Packaging and Global Cellulose Fibers segments of International Paper. In addition, following the distribution, International Paper will retain certain assets related to the Printing Papers segment, including the paper machines at the Georgetown, South Carolina and Riverdale, Alabama mills and certain intellectual property. Finally, the Registrant was not historically, and will not be, a reporting company prior to the effectiveness of the Registration Statement. Therefore, the Registrant should be considered a “newly formed subsidiary consisting of portions of several different parts of the parent’s business” under the first factor in Question 217.01.

The individuals expected to become the Registrant’s NEOs primarily include executive officers and other employees of International Paper with roles unrelated to the Registrant’s business (with the exception of one individual whose authority and responsibilities will be different following the separation of the Registrant from International Paper). As a result, the Registrant believes that the expected NEOs do not represent a “continuity of management” within the meaning of Question 217.01. In particular, Question 217.01 identifies three elements that would lead to a conclusion that there is continuity of management, namely that “before and after the spin-off the executive officers of the subsidiary: (1) were the same; (2) provided the same type of services to the subsidiary; and (3) provided no services to the parent.” These elements are not present in this case. As described below, prior to January 2021, only one of the expected NEOs of the Registrant had a role with the Printing Papers segment of International Paper. The four other expected NEOs provided services to International Paper’s other businesses or served in a broad corporate function unrelated to the day-to-day operations of the Printing Papers segment and, accordingly, did not provide the same type of services to the Printing Papers segment of International Paper that the NEOs are expected to provide following the separation.

The individuals described below are those executive officers who would have been the Registrant’s NEOs for 2020. Given their current and past employment with International Paper and expected future employment with the Registrant, continuity of management is not present and historical compensation would not be useful for investors.

J. Angelini	5	June 15, 2021

•

Jean-Michel Ribiéras is expected to serve as Chief Executive Officer of the Registrant. He has served as Senior Vice President – Paper the Americas of International Paper since January 2021, a role he assumed after the public announcement of the spin-off, following many years with International Paper in positions unrelated to the Registrant’s business. Prior to his current role, Mr. Ribiéras served as Senior Vice President – Industrial Packaging the Americas of International Paper from June 2018 until January 2021, a role in which his responsibilities related solely to the Industrial Packaging business of International Paper.

•

John Sims is expected to serve as Senior Vice President and Chief Financial Officer of the Registrant. He has served as Senior Vice President – Finance, Paper the Americas of International Paper since January 2021. Similar to Mr. Ribiéras, Mr. Sims assumed this new role after the public announcement of the spin-off, following many years with International Paper in positions unrelated to the Registrant’s business. From December 2019 until January 2021, Mr. Sims served as Senior Vice President – Corporate Development of International Paper, a role in which his responsibilities related to the entire International Paper organization.

•

Thomas Cleves is expected to serve as Senior Vice President, Corporate Affairs of the Registrant. He has served as Vice President – Global Citizenship of International Paper since 2015, with responsibility for sustainability, community engagement, communications and corporate marketing for the entire International Paper organization.

•

Patrick Wilcynski is expected to serve as Senior Vice President, Operational Excellence of the Registrant. He has served as Vice President – Capital Effectiveness of International Paper since 2019, a role in which his responsibilities relate to the entire International Paper organization.

•

Greg Gibson is expected to serve as Senior Vice President and General Manager, North America of the Registrant. He has served as Vice President and General Manager of North American Papers of International Paper since 2016. Accordingly, Mr. Gibson is the only expected NEO who had a position within the Printing Papers segment in 2020 and prior to the announcement of the spin-off.

Since no compensation received by four of the five expected NEOs of the Registrant in 2020 was related to their work for the Registrant or International Paper’s Printing Papers segment, historical compensation would not be indicative of future compensation for services rendered to the Registrant, including future compensation based on new performance measures to be adopted by the Registrant’s compensation committee. While one of the five expected NEOs of the Registrant, Mr. Gibson, serves in a position at International Paper that is similar to the position he is expected to hold at the Registrant, his authority and responsibilities will be different following the separation as the Registrant assumes its own corporate identity separate from International Paper.

J. Angelini	6	June 15, 2021

For the foregoing reasons, the Registrant believes that the separation of the Registrant should be treated like the initial public offering of a new “spun-off” registrant for purposes of Item 402 disclosure.

In response to the reference to Item 407(e)(4) in the Staff’s comment, the Registrant has added a new subsection within “Executive Compensation” on page 133 entitled “Compensation Committee Interlocks and Insider Participation,” which clarifies that the Registrant was not an independent company and did not have a compensation committee or any other committee serving a similar function during the fiscal year ended December 31, 2020.

Security Ownership of Certain Beneficial Owners and Management, page 124

7.

We note the table in this section is based on each person’s beneficial ownership of International Paper common stock on the record date. In light of recent 13G and 13G/A filings in respect of International Paper’s shares, please revise the table as appropriate to include non-management beneficial owners, including their addresses as specified by Item 403(a) of Regulation S-K.

The Registrant has updated the beneficial ownership table on page 135 to include information with respect to stockholders expected to own beneficially more than 5% of the Registrant’s outstanding common stock after the distribution, based on such stockholders’ beneficial ownership of International Paper common stock as disclosed in their respective most recent Section 13 beneficial ownership filings.

Financial Statements

General, page F-1

8.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

The Registrant acknowledges the updating requirements of Rule 3-12 of Regulation S-X and advises the Staff that it will include interim financial statements as of and for the six months ended June 30, 2021 and June 30, 2020 in a pre-effective amendment to the Registration Statement.

Note 9 Income Taxes, page F-24

9.

We note your disclosures on page F-27 related to the Brazilian Federal Revenue Service. Please clarify the amount of the surety bond provided by International Paper that you may be required to replace.

The amount of the surety bond outstanding was approximately 1,742.2 billion Brazilian reais as of March 31, 2021. The Registrant plans to disclose the amount of the surety bond in a note to its unaudited interim financial statements as of and for the six months ended June 30, 2021 and June 30, 2020 to be included in a pre-effective amendment to the Registration Statement.

J. Angelini	7	June 15, 2021

*    *    *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6301 or Peter J. Loughran at (212) 909-6375.

Best Regards,

/s/ Eric T. Juergens
Eric T. Juergens

cc:	Jay Ingram

Anne Mcconnell

Ernest Greene

U.S. Securities and Exchange Commission

Alan Haguewood

International Paper Company

Matthew Barron

Sylvamo Corporation

Enclosures